

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 14, 2010

Mr. Itamar David
Chief Financial Officer
Enox Biopharma, Inc.
303-1687 W. Broadway
Vancouver BC
V6J 1X2 Canada

> **Re:** **Enox Biopharma, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 000-53486**

Dear Mr. David:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief